Filed Pursuant to Rule 433
Registration No. 333-213335-03

Entergy Louisiana, LLC
$600,000,000
Collateral Trust Mortgage Bonds,
4.20% Series due September 1, 2048

Final Terms and Conditions

August 8, 2018

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	August 8, 2018

Settlement Date (T+4)(2):	August 14, 2018

Principal Amount:	$600,000,000

Coupon:	4.20%

Interest Payment Dates:	March 1 and September 1 of each year

First Interest Payment Date:	March 1, 2019

Final Maturity Date:	September 1, 2048

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2048 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	3.00% due February 15, 2048

Benchmark Treasury Price:	97-27+

Benchmark Treasury Yield:	3.111%

Spread to Benchmark Treasury:	+110 bps

Re-offer Yield:	4.211%

Price to Public:	99.811% of the principal amount

Net Proceeds Before Expenses:	$593,616,000

CUSIP / ISIN:	29364W BB3 / US29364WBB37

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.

Co-Manager:	TD Securities (USA) LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about August 14, 2018, which will be the fourth business day (T+4) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date hereof or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, (iv) MUFG Securities Americas Inc. toll free at 1-877-649-6848 or (v) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.